Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

This FIRST AMENDMENT TO RIGHTS AGREEMENT, dated as of June 3, 2012, amends that certain Rights Agreement, dated as of April 9, 2009, by and between CREDO Petroleum Corporation (the “Company”) and Computershare Trust Company, N.A. (as Rights Agent) (the “Rights Agreement”).

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof; and

WHEREAS, the Company intends to enter into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”), dated as of June 3, 2012, by and among the Company, Forestar Group Inc. (“Parent”) and Longhorn Acquisition Inc. (“Merger Sub”) (all capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement); and

WHEREAS, in connection with the Merger Agreement, Parent and certain shareholders of the Company intend to enter into certain Voting Agreements pursuant to which holders of approximately 21% of the Company’s common stock, par value $.01 per share, will agree to, among other things, vote in favor of the approval of the Merger;

WHEREAS, the Board of Directors of the Company has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders; and

WHEREAS, the Board of Directors has determined that it is desirable to amend the Rights Agreement to exempt the Merger Agreement the Voting Agreements and any agreements ancillary thereto, the approval, execution and delivery thereof and the transactions contemplated thereby, including the Merger, from the application of the Rights Agreement.

NOW, THEREFORE, the Company and the Rights Agent hereby agree as follows:

1.                                       Section 1(a) of the Rights Agreement is hereby modified and amended by adding the following sentence at the end thereof:

Notwithstanding the foregoing, no Person, including Forestar Group Inc. (“Parent”), Longhorn Acquisition Inc. (“Merger Sub”), any of their respective Affiliates, and any party to any Voting Agreement (as defined below), either individually or collectively, shall be deemed to be an Acquiring Person by virtue of the execution and delivery of the Agreement and Plan of Merger (the “Merger Agreement’) to be entered into on June 3, 2012, among the Company, Parent and Merger Sub, or by virtue of the execution and delivery of the Voting Agreements, to be entered into on or about June 3, 2012, between Parent and the shareholders identified in the Merger Agreement (the “Voting Agreements”), or any agreements ancillary to the Merger Agreement or the Voting Agreements, or as a

result of the approval, announcement or consummation of the transactions contemplated by the Merger Agreement, the Voting Agreements or any such ancillary agreements.”

2.                                       Section 1(u) of the Rights Agreement is hereby modified and amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing, neither the execution and delivery of the Merger Agreement, the Voting Agreements or any agreements ancillary thereto, the approval or announcement thereof, nor consummation of the transactions contemplated thereby, shall cause a Shares Acquisition Date.”

3.                                       Section 3(a) of the Rights Agreement is hereby modified and amended to add the following sentence immediately following the first sentence thereof:

“Notwithstanding the foregoing, neither the execution and delivery of the Merger Agreement, the Voting Agreements or any agreements ancillary thereto, the approval or announcement thereof, nor consummation of the transactions contemplated thereby, shall cause a Distribution Date.”

4.                                       Section 7(a) of the Rights Agreement is hereby modified and amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing, the Rights shall terminate and cease to be exercisable immediately prior to the consummation of the “Merger,” as that term is defined in the Merger Agreement, if such consummation occurs prior to the Final Expiration Date or the Redemption Date, and the date of such consummation shall in that circumstance be deemed the Final Expiration Date for all purposes hereunder.  The Company shall notify the Rights Agent of such consummation.”

5.                                       Section 15 of the Rights Agreement is hereby modified and amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing, nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy or claim under this Agreement in connection with any transactions contemplated by the Merger Agreement, the Voting Agreements or any agreement ancillary thereto, or the execution and delivery or the approval or announcement thereof or the consummation of the transactions contemplated thereby.”

6.                                       Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect and shall be otherwise unaffected.

7.                                       This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

8.                                       This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

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IN WITNESS WHEREOF. this Amendment has been duly executed by the Company and the Rights Agent as of the day and year first written above.

CREDO PETROLEUM CORPORATION

By.	/s/ James T. Huffman
Name: James T. Huffman
Title: Chairman of the Board

COMPUTERSHARE TRUST COMPANY, N.A.
(as Rights Agent)

By.	/s/ Michael L. Lang
Name: Michael L. Lang
Title: Senior Vice President